SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of Registrant’s Name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	July 30, 2008	Consolidated Business Results for the First Quarter of the Fiscal Year Ending March 31, 2009

2	July 30, 2008	Announcement Regarding Stock Option Grants (Stock Acquisition Rights)

2

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning

Date: August 1, 2008

3

EXHIBIT 1
Consolidated Business Results for the First Quarter of the Fiscal Year Ending March 31, 2009 [U.S. Accounting Standards]

July 30, 2008
Listed Company: Wacoal Holdings Corp.		Stock Exchanges: Tokyo, Osaka
Code Number: 3591		(URL: http://www.wacoalholdings.jp/ir/)
Representative:	Position: President and Representative Director	Name: Yoshikata Tsukamoto
For Inquiries:	Position: General Manager, Corporate Planning	Name: Masaya Wakabayashi Tel: (075) 682-1006
(Amounts less than 1 million yen have been rounded)
1.	First Quarter of the Fiscal Year Ending March 31, 2009 (April 1, 2008 — June 30, 2008)
(1)	Consolidated Business Results

			(% indicates changes from the same period of the previous fiscal year)
	Sales		Operating Income		Pre-tax Net Income		Net Income
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
First Quarter ended June 30, 2008	42,004	—	2,397	—	1,861	—	1,279	—
First Quarter ended June 30, 2007	41,201	4.1	4,143	8.7	5,187	21.8	3,469	25.1

(Note)	Due to recent changes in Japanese GAAP, we have declined to include year-on-year percentage comparisons for the first quarter of the current fiscal year as permitted by Tokyo Stock Exchange regulations.

	Net Income Per Share	Diluted Net Earnings Per Share
	Yen	Yen
First Quarter ended June 30, 2008	8.92	—
First Quarter ended June 30, 2007	24.68	—
(2)	Consolidated Financial Condition

			Total Shareholders’	Shareholders’
	Total Assets	Total Shareholders’ Equity	Equity Ratio	Equity Per Share
	Million Yen	Million Yen	%	Yen
First Quarter ended June 30, 2008	233,947	181,215	77.5	1,264.24
First Quarter ended June 30, 2007	241,619	185,113	76.6	1,291.41
2.	Status of Dividends

	Dividend Per Share
		End of Second
(Record Date)	End of First Quarter	Quarter	End of Third Quarter	Year-End	Annual
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended March 31, 2008	—	—	—	25.00	25.00
Fiscal Year Ending March 31, 2009	—	___	___	___	___
Fiscal Year Ending March 31, 2009 (Estimates)	___	—	—	25.00	25.00

(Note)	Revision of estimated dividends during the First Quarter: None

3.	Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2009 (April 1, 2008 — March 31, 2008)
(% indicates changes from prior fiscal year for annual and from six-month period ended September 30, 2007 for the six-month period)

									Net Income Per
	Sales		Operating Income		Pre-tax Net Income		Net Income		Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Six-Month Period Ending September 30, 2008	92,000	8.9	7,400	(17.6)	5,800	(43.1)	3,500	86.7	24.42
Annual	183,000	10.4	12,500	(7.7)	11,200	(22.0)	7,000	41.0	48.83

(Note) Revision of forecast of consolidated business results during the First Quarter: None
4.	Others
(1)	Changes in significant subsidiaries in the first quarter of the current fiscal year

(change in scope of consolidation): None

(2)	Application of simplified accounting methods and specific accounting methods in preparing quarterly consolidated financial statements: Yes

(Note) For details, please see Section 4 “Others” in the “Qualitative Information / Financial Statements” on page 6.
(3)	Changes in accounting principles, procedures and indication method relevant in preparing quarterly consolidated financial statements (those indicated as changes in basic significant matters in preparation of quarterly consolidated financial statements):
(i)	Changes due to modifications in accounting standards, etc.: Yes

(ii)	Changes other than (i) above: None
(Note) For details, please see Section 4 “Others” in the “Qualitative Information / Financial Statements” on page 6.

(4)	Number of Issued Shares (Common Stock)

	First Quarter ended	Fiscal Year ended
	June 30, 2008	March 31, 2008
(i) Number of issued shares (including treasury stock) as of the end of:	143,378,085 shares	143,378,085 shares

(ii) Number of shares held as treasury stock as of the end of:	39,384 shares	35,998 shares

(iii) Average number of shares during (Consolidated First Quarter ended June 30):	143,339,937 shares	140,575,384 shares (First Quarter ended June 30, 2007)

* The foregoing estimates are based on information available as of the date this data was released and, due to various factors arising in the future, actual results may differ from our estimates.
Please see Section 3 “Qualitative Information regarding Forecast of Consolidated Business Results” on page 5.
Cautionary Statement regarding Forward Looking Statements
     Statements made in this report regarding Wacoal’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Wacoal’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding fiscal year 2009 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause Wacoal’s actual results to differ materially from those contained in any forward-looking statement.

     These risks, uncertainties and other factors include: the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers, including younger women and mature women and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs; effects of seasonality on our business and performance; risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, changes in tax laws, difficulties managing widespread operations, changes in exchange rates, differing protection of intellectual property and public health crises; risks from acquisitions and other strategic transactions with third parties, including the difficulty of assimilating operations, technology and personnel of any acquired business and our ability to retain management, employees, customers and suppliers of any acquired business; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business; and other risks referred to from time to time in Wacoal’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Qualitative Information / Financial Statements
1.	Qualitative Information Regarding Consolidated Business Results
During the first quarter of the current fiscal year, a stagnation in corporate profits due to the economic slowdown in the U.S. and steep rises in the price of crude oil have led to a deceleration of the Japanese economy. Consumer activity also continued to struggle as consumer confidence has been hit by increases in gasoline and food prices. Domestically, business results have been sluggish across many sectors, including department stores and mass merchandisers, due to a decline in consumer spending as a result of a growing anxiety among consumers and focus on their basic living needs. Results in the women’s fashion and clothing industry have also been slow.
In this environment, our group (primarily Wacoal Corp., which is the core operating entity in our group) sought to improve the strength of its products and endeavored to develop products that are sensitive to market trends.
In Wacoal Corp.’s Wacoal brand business department, sales of our spring campaign product, LALAN, were below plan. Although LALAN products launched during the summer showed performance that was more in line with expectations, sales of LALAN products overall were significantly below our initial plan due to the poor spring results. On the other hand, we prepared a sales plan based on the results of the previous fiscal year for our new functionality underwear Style Science series, the sales of which declined significantly during the previous fiscal year. As a result, sales of our Style Science series exceeded our expectations. The overall sales of our high value-added brand products, however, which target the middle-aged and senior markets, were weak. As a result of these factors, the overall sales of our Wacoal brand business department were below the results from the previous fiscal year due to the overall decline in the sales of our core brassieres products, including the campaign products.
In our Wing brand business department, although our spring campaign products, V-Style Bra and New Natural Up Bra, achieved our sales plan, the sales of our summer campaign product Sara Hada Bra were below our initial sales plan, and sales of other brassiere products were weak as well. Our Style Science series exceeded our initial sales plan, but did not achieve the same level of sales as the previous fiscal year. The Cross-Walker, a Style Science product for men, showed favorable sales and achieved our initial annual sales plan within approximately three months of launch. For this reason, we expect this line to expand in the future. Assisted by the favorable Cross-Walker performance, the overall sales of the Wing brand business department remained unchanged from the results of the previous fiscal year.
Regarding our specialty retail store business conducted through Wacoal Corp.’s direct retail store business and our Une Nana Cool subsidiary, both exceeded the results from the previous fiscal year.
As for our catalog sales business, sales significantly exceeded the results from the previous fiscal year due to strong Internet sales and success in our catalog promotion which resulted in the acquisition of new consumers and an increase in average spending per customer.
During the previous fiscal year, Peach John Co., Ltd. (“Peach John”) became a wholly owned subsidiary. Although order intake numbers for the spring and summer catalogs declined, catalog sales exceeded the results from the previous fiscal year due to an improvement in the number of summer catalog products. On the other hand, with respect to direct retail stores, the sales of the existing shops were weak and fell below the results from the previous fiscal year. As a result, the overall sales of Peach John remained unchanged from the results of the previous fiscal year.
As for our overseas business, despite factors such as the economic slowdown, a decline in over-the-counter sales followed by a decline in consumer spending and inventory adjustments, sales in the United States were unchanged from the previous fiscal year on a local currency basis. However, U.S. sales declined on a yen basis due to the effect of foreign currency exchange. Earnings were thus down significantly due to the decrease in sales on a yen basis and decreased profitability as a result of store discounts. Our business in China continued to show steady performance as it did in the previous fiscal year. In addition to the expansion of Wacoal brand products, we have begun to expand our youth-oriented brand, Amphi, and endeavored to strengthen its product appeal. Furthermore, starting this July, we have signed up Ayumi Hamasaki, an artist who is popular in Japan, China and other Asian countries, as our new image girl for a joint marketing promotion in Asian countries. In China, in addition to the marketing promotion with Ayumi Hamasaki, we are also working to improve our brand recognition and expand market share by actively expanding our store spaces.
As a result, consolidated business results for the first quarter of the current fiscal year were as follows: sales were 42,004 million yen (an increase of 1.9% from the same period of the previous fiscal year); operating income was 2,397 million yen (a decrease of 42.1% from the same period of the previous fiscal year); income before equity in net income of affiliated companies and minority interests was 1,861 million yen (a decrease of 64.1% from the same period of the previous fiscal year); and net income was 1,279 million yen (a decrease of 63.1% from the same period of the previous fiscal year). The overall cost to sales ratio in the current first quarter improved 0.4% from the previous fiscal year as a result of a reduction in Wacoal Corp.’s store inventory and a decrease of returned products. On the other hand, income has significantly decreased at each level compared to the results from the previous fiscal year. The decrease in our operating income was due to several factors, including an increase of approximately 20 million yen for pension expenses of Wacoal Corp., a decrease of approximately 70 million yen in sales for the first quarter of the current fiscal year because a slight delay in our promotional sale will push some of the resulting sales into the second quarter of the current fiscal year, a loss of approximately 60 million yen in connection with the dissolution of Tokai Wacoal Sewing Corp. as of the end of June and the effect of a one time gain of approximately 20 million yen during the first quarter of the previous fiscal year from the sale of fixed assets. Our income before equity in net income of affiliated companies and minority interests was affected mainly by approximately 1 billion yen of valuation loss on investment in securities as a result of the decline in stock prices of shares held by the Company as well as the effect of a one time gain of approximately 50 million yen from the sale of investment securities during the first quarter of the previous fiscal year. These special factors and one-time events have been incorporated into our forecast of consolidated business results released on May 9, 2008.
2.	Qualitative Information regarding Consolidated Financial Condition
(1) Status of Assets, Liabilities and Total Shareholders’ Equity
Our total assets as of the end of the current consolidated first quarter was 233,947 million yen, a decrease of 7,672 million yen from the end of previous consolidated fiscal year, as a result of a decrease in time deposits and certificates of deposit and a decrease in investments in affiliated companies due to currency exchange fluctuations.
In terms of liabilities, our current liabilities were 50,528 million yen, a decrease of 3,627 million yen from the end of previous consolidated fiscal year, as a result of decreases in accounts payable, accrued bonuses in connection with summer bonuses, and accrued taxes due to the payment of corporate taxes, etc.
Shareholders’ equity was 181,215 million yen, a decrease of 3,898 million yen from the end of previous fiscal year due to the payment of dividends and foreign currency exchange adjustments.
As a result of the above, our total shareholders’ equity ratio as of the end of the current consolidated first quarter was 77.5%, an increase of 0.9% from the end of previous fiscal year.
(2) Cash Flow Status
Cash and cash equivalents as of the end of the first quarter of the current fiscal year were 22,127 million yen, a decrease of 5,916 million yen from the end of the previous consolidated fiscal year.
(Cash Flow Used in Operating Activities)
Cash flow used in operating activities was 1,123 million yen due to an increase in inventories and the payment of bonuses and corporate taxes which more than offset contributions from net income and depreciation and amortization.
(Cash Flow Provided by Investing Activities)
Cash flow provided by investing activities was 114 million yen due to proceeds from the redemption of marketable securities.
(Cash Flow Used in Financing Activities)
Cash flow used in financing activities was 4,283 million yen due to a cash dividend payment.
3.	Qualitative Information regarding Forecast of Consolidated Business Results
We have not amended our forecast of consolidated business results released on May 9, 2008.
The economic slowdown is gradually accelerating due to the sub-prime mortgage crisis, steep rises in the price of crude oil, foreign currency fluctuations and increased inflation concerns around the world, and we expect that we will continue to face a difficult business environment, including a decline in consumer spending.
As for our domestic business, we will continue to make efforts to develop and further expand the sales of our LALAN products and our Wacoal brand campaign brassieres despite the difficult business environment. As for our new functionality underwear Style Science series, we will develop Cross-Walker products for women and will aim to achieve synergetic effect and try to continue expanding sales through television advertising to market the products both for men and women and conduct joint store campaigns.
During the autumn/winter season this year, we expect that the interest of consumers in saving energy and in thermal garments will be enhanced due to the inflating oil prices. Therefore, we plan to expand our Sugoi line, a line of lingerie which recorded sales largely exceeding our expectations during the previous fiscal year, to include garments for men and children, and will aim to exceed the level of sales recorded during the previous fiscal year.
As for our overseas business, Wacoal Luxe, our brand sold at upscale department stores, gained the support of our business partners and is showing steady sales in the United States. We will also make efforts to improve our profit margin and restore our business performance by reducing the cost of materials. We will also strengthen our efforts in China by opening shops for our youth orientated brand, Amphi, which has entered full-fledged development, through a three-brand structure, including the high value-added brand Salute. We will thereby meet the needs of our diversified consumers and further aim to penetrate the Chinese market with the Wacoal brand and expand market share by actively developing our advertising activities with Ayumi Hamasaki, the new image girl of Wacoal.
4.	Others
(1)	Changes in significant subsidiaries in the first quarter of the current fiscal year (change in scope of consolidation): Not applicable.

(2)	Application of simplified accounting methods and specific accounting methods in preparing quarterly consolidated financial statements: Not applicable.

(3)	Changes in accounting principles, procedures and indication method relevant in preparing quarterly consolidated financial statements:
(i)	Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Standard No. 157, “Fair Value Measurements”. FASB Standard No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. FASB Standard No. 157 is applicable under other accounting standards which demand or accept fair value measurements and therefore is not intended to introduce new fair value measurements. FASB Standard No. 157 will be effective for our financial statements for the current consolidated fiscal year. The adoption of FASB Standard No. 157 is not expected to have a material impact on the Company’s financial position, business results or cash flow status.

(ii)	Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FSAB Standard No. 115

In February 2007, the FASB issued FASB Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Standard No. 115”. FASB Standard No. 159 permits an entity to choose to measure certain financial assets and liabilities at fair value with changes in fair value recognized through earnings. FASB Standard No. 159 also prescribes the terms for indications and disclosures in order to simplify comparisons among entities that adopt different measuring method for similar assets and/or liabilities. FASB Standard No. 159 will be effective for our financial statements for the current consolidated fiscal year. However, the Company has chosen not to elect the fair value option for financial assets and financial liabilities and, for this reason, the adoption of this statement will not have an impact on the Company’s financial position, business results and cash flow status.

5.	Consolidated Financial Statements
           (1)      Consolidated Balance Sheets

	Current Consolidated First
	Quarter	Previous Fiscal Year
Accounts	as of June 30, 2008	as of March 31, 2008	Increase/(Decrease)
(Assets)	Million Yen	Million Yen	Million Yen

I. Current assets:

Cash and bank deposits	15,209	15,857	(648)
Time deposits and certificate of deposit	6,918	12,186	(5,268)
Marketable securities	11,403	12,614	(1,211)
Receivables:
Notes receivable	509	353	156
Accounts receivable — trade	20,183	22,337	(2,154)

	20,692	22,690	(1,998)
Allowance for returns and doubtful receivables	(3,202)	(3,145)	(57)

	17,490	19,545	(2,055)
Inventories	30,986	30,020	966
Deferred tax assets	6,050	5,411	639
Other current assets	3,200	3,212	(12)

Total current assets	91,256	98,845	(7,589)

II. Tangible fixed assets:

Land	20,582	20,711	(129)
Buildings and structures	58,246	58,575	(329)
Machinery and equipment	14,014	14,448	(434)
Construction in progress	40	99	(59)

	92,882	93,833	(951)
Accumulated depreciation	(42,347)	(42,285)	(62)

Net tangible fixed assets	50,535	51,548	(1,013)

III. Other assets:

Investments in affiliated companies	17,005	18,942	(1,937)
Investments	39,649	38,056	1,593
Goodwill	11,203	11,203	—
Other intangible fixed assets	12,767	13,216	(449)
Prepaid pension cost	4,910	3,444	1,466
Deferred tax assets	1,117	1,462	(345)
Others	5,505	4,903	602

Total other assets	92,156	91,226	930

Total Assets	233,947	241,619	(7,672)

	Current Consolidated First
	Quarter	Previous Fiscal Year
Accounts	as of June 30, 2008	as of March 31, 2008	Increase/(Decrease)
(Liabilities)	Million Yen	Million Yen	Million Yen

I. Current liabilities:
Short-term bank loans	4,866	5,572	(706)

Payables:
Notes payable	2,340	1,935	405
Accounts payable — trade	9,426	9,394	32

	11,766	11,329	437

Accounts payable	4,778	6,327	(1,549)
Accrued payroll and bonuses	5,075	6,645	(1,570)
Accrued taxes	1,631	3,872	(2,241)
Other current liabilities	3,643	2,265	1,378

Total current liabilities	31,759	36,010	(4,251)

II. Long-term liabilities:
Reserves for retirement benefits	2,093	2,181	(88)
Deferred tax liabilities	15,284	14,527	757
Other long-term liabilities	1,392	1,437	(45)

Total long-term liabilities	18,769	18,145	624

(Minority Interests)
Minority interests	2,204	2,351	(147)

(Shareholders’ Equity)
I. Common stock	13,260	13,260	—
II. Additional paid-in capital	29,262	29,262	—
III. Retained earnings	134,284	136,589	(2,305)

IV. Accumulated other comprehensive income (loss):

Foreign currency exchange adjustment	(3,813)	248	(4,061)
Unrealized gain/(loss) on securities	7,108	5,295	1,813
Pension liability adjustment	1,174	514	660

V. Treasury stock	(60)	(55)	(5)

Total shareholders’ equity	181,215	185,113	(3,898)

Total liabilities, minority interests and shareholders’ equity	233,947	241,619	(7,672)

(2)	Consolidated Quarterly Income Statements

[Consolidated First Quarter]

	Current Consolidated First		Consolidated First Quarter
	Quarter		of Previous Fiscal Year
	(From April 1, 2008		(April 1, 2007		Increase/
Accounts	to June 30, 2008)		to June 30, 2007)		(Decrease)
	Million Yen	%	Million Yen	%	Million Yen

I. Sales	42,004	100.0	41,201	100.0	803
II. Operating expenses
Cost of sales	20,202	48.1	19,975	48.5	227
Selling, general and administrative expenses	19,405	46.2	17,083	41.4	2,322

Total operating expenses	39,607	94.3	37,058	89.9	2,549

Operating income	2,397	5.7	4,143	10.1	(1,746)
III. Other income and (expenses):
Interest income	65	0.2	62	0.1	3
Interest expense	(21)	(0.0)	(16)	(0.0)	(5)
Dividend income	413	1.0	352	0.9	61
Gain on sale and exchange of marketable securities and/or investment securities	2	0.0	556	1.3	(554)
Valuation loss on investment in securities	(1,026)	(2.5)	(6)	(0.0)	(1,020)
Other profit and (loss), net	31	0.0	96	0.2	(65)

Total other income (expenses)	(536)	(1.3)	1,044	2.5	(1,580)

Income before income taxes, equity in net income of affiliated companies and minority interests	1,861	4.4	5,187	12.6	(3,326)

Income taxes	921	2.2	2,184	5.3	(1,263)
Income before equity in net income of affiliated companies and minority interests	940	2.2	3,003	7.3	(2,063)
Equity in net income of affiliated companies	381	0.9	503	1.2	(122)
Minority interests	(42)	(0.1)	(37)	(0.1)	(5)

Net income	1,279	3.0	3,469	8.4	(2,190)

Earnings per share	8.92 yen		24.68 yen

(Note)	Applying Statement of Financial Accounting Standards No. 130: Reporting Comprehensive Income, the increase/decrease of capital accounts other than capital transactions (comprehensive income) for (1) the first quarter of the fiscal year ending March 31, 2009 and (2) the first quarter of the fiscal year ended March 31, 2008 was a decrease of 309 million yen and an increase of 3,945 million yen, respectively.

(3)	Consolidated Cash Flow Statements

	Current Consolidated First Quarter	Previous Consolidated First Quarter
	(April 1, 2008	(April 1, 2007
Accounts	to June 30, 2008)	to June 30, 2007)
	Million Yen	Million Yen
I. Operating activities
1. Net income	1,279	3,469
2. Adjustments of net income to cash flow from operating activities
(1) Depreciation and amortization	1,042	934
(2) Allowance for returns and doubtful receivables	144	(367)
(3) Deferred taxes	(879)	599
(4) Gain/(loss) on sale of fixed assets	32	(206)
(5) Impairment loss on fixed assets	29	—
(6) Valuation loss on investment in securities	1,026	6
(7) Gain (loss) on sale and exchange of marketable securities and investment securities	(2)	(556)
(8) Equity in net income of affiliated companies (after dividend income)	(171)	(137)
(9) Changes in assets and liabilities
Decrease in receivables	1,629	532
Increase in inventories	(1,696)	(403)
Decrease (increase) in other current assets	(63)	105
Decrease in payables and accounts payable	(375)	(2,946)
Decrease in reserves for retirement benefits	(432)	(626)
Increase (decrease) in accrued expenses and other liabilities	(2,359)	395
(10) Others	(327)	44

Net cash flow from (used in ) operating activities	(1,123)	843

II. Investing activities
1. Proceeds from sales and redemption of marketable securities	1,304	2,300
2. Acquisition of marketable securities	(83)	(1,999)
3. Proceeds from sales of fixed assets	77	346
4. Acquisition of tangible fixed assets	(907)	(451)
5. Acquisition of intangible fixed assets	(214)	(119)
6. Proceeds from sale of investments	—	1,328
7. Acquisition of investments	(2)	(502)
8. Others	(61)	(40)

Net cash flow provided by (used in) investing activities	114	863

III. Financing activities
1. Net increase (decrease) in short-term bank loans	(694)	(441)
2. Purchase of treasury stock	(5)	(4)
3. Dividends paid in cash	(3,584)	(3,093)

Net cash flow provided by (used in) financing activities	(4,283)	(3,538)

IV. Effect of exchange rate on cash and cash equivalents	(624)	(125)
V. Increase (decrease) in cash and cash equivalents	(5,916)	(1,957)
VI. Initial balance of cash and cash equivalents	28,043	19,816

VII. Period end balance of cash and cash equivalents	22,127	17,859

Additional Information

Cash paid for:
Interest	16	16
Income taxes, etc.	3,751	428
Investment activities without cash disbursement:
Acquisition amount of investment securities through stock swap	9	—

(4)	Notes on Going Concern

Not applicable.
(5)	Segment Information
(i)	Segment Information by Type of Business
Current Consolidated First Quarter (From April 1, 2008 to June 30, 2008)

					(Unit: Million Yen)
	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	39,341	2,663	42,004	—	42,004
(2) Internal sales among segments	—	847	847	(847)	—
Total	39,341	3,510	42,851	(847)	42,004
Total operating expenses	36,553	3,628	40,181	(574)	39,607
Operating income (loss)	2,788	(118)	2,670	(273)	2,397
Previous Consolidated First Quarter (From April 1, 2007 to June 30, 2007)

					(Unit: Million Yen)
	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	38,206	2,995	41,201	—	41,201
(2) Internal sales among segments	—	881	881	(881)	—
Total	38,206	3,876	42,082	(881)	41,201
Total operating expenses	33,778	3,977	37,755	(697)	37,058
Operating income (loss)	4,428	(101)	4,327	(184)	4,143

(Note)1.	Based on the type, quality, and similarity in sales markets for their respective products, we divide our businesses into two segments: (1) textile goods and related products and (2) others.

2.	Core products of the respective businesses:
Textile goods and related products: innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.
Others: mannequins, shop design and implementation, restaurant, culture, services, etc.
(ii)	Segment Information by Location
Current Consolidated First Quarter (From April 1, 2008 to June 30, 2008)

						(Unit: Million Yen)
					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	36,116	1,967	3,921	42,004	—	42,004
(2) Internal sales among segments	319	2,094	—	2,413	(2,413)	—
Total	36,435	4,061	3,921	44,417	(2,413)	42,004
Total operating expenses	34,680	3,589	3,478	41,747	(2,140)	39,607
Operating income	1,755	472	443	2,670	(273)	2,397

Previous Consolidated First Quarter (From April 1, 2007 to June 30, 2007)
(Unit: Million Yen)

					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	34,759	1,997	4,445	41,201	—	41,201
(2) Internal sales among segments	286	1,594	—	1,880	(1,880)	—
Total	35,045	3,591	4,445	43,081	(1,880)	41,201
Total operating expenses	31,663	3,319	3,772	38,754	(1,696)	37,058
Operating income	3,382	272	673	4,327	(184)	4,143

(Note) 1.	Countries or areas are classified according to geographical proximity.

2.	Major countries and areas included in the respective segments other than Japan:

Asia: various countries of East Asia and Southeast Asia Europe/U.S.: the U.S. and various European countries
(iii)	Overseas Sales
Current Consolidated First Quarter (From April 1, 2008 to June 30, 2008)
(Unit: Million Yen)

	Asia	Europe/U.S.	Total
I. Overseas sales	1,967	3,921	5,888
II. Consolidated sales	—	—	42,004
III. Ratio of overseas sales in consolidated sales	4.7%	9.3%	14.0%
Previous Consolidated First Quarter (From April 1, 2007 to June 30, 2007)
(Unit: Million Yen)

	Asia	Europe/U.S.	Total
I. Overseas sales	1,997	4,445	6,442
II. Consolidated sales	—	—	41,201
III. Ratio of overseas sales in consolidated sales	4.8%	10.8%	15.6%

(Note) 1.	Countries or areas are classified according to geographical proximity.

2.	Major countries and areas included in the respective segments other than Japan:

Asia: various countries of East Asia and Southeast Asia Europe/U.S.: the U.S. and various European countries
(6)	Notes on Significant Changes in the Amount of Total Shareholders’ Equity

Not applicable.

(7) Status of Production and Sales
(i) Production Results

Segment name by	Current First Quarter		Previous First Quarter
type of business	Ended June 30, 2008		Ended June 30, 2007		Increase/(Decrease)
	Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products	16,518	100.0	17,033	100.0	(515)	(3.0)
(ii) Sales Results

Segment name by	Current First Quarter		Previous First Quarter
type of business	Ended June 30, 2008		Ended June 30, 2007		Increase/(Decrease)
	Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products
Innerwear
Foundation and lingerie	29,332	69.8	30,522	74.1	(1,190)	(3.9)
Nightwear	3,106	7.4	3,299	8.0	(193)	(5.9)
Children’s underwear	533	1.3	553	1.3	(20)	(3.6)

Subtotal	32,971	78.5	34,374	83.4	(1,403)	(4.1)

Outerwear/Sportswear	4,179	10.0	2,227	5.4	1,952	87.7

Hosiery	426	1.0	506	1.2	(80)	(15.8)

Other textile goods and related products	1,765	4.2	1,099	2.7	666	60.6

Total	39,341	93.7	38,206	92.7	1,135	3.0

Others	2,663	6.3	2,995	7.3	(332)	(11.1)

Total	42,004	100.0	41,201	100.0	803	1.9

EXHIBIT 2
July 30, 2008
To Whom It May Concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto
President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
For Inquiries:     Masaya Wakabayashi
                    General Manager, Corporate Planning
                    (Telephone: 075-682-1010)
Announcement Regarding Stock Option Grants (Stock Acquisition Rights)
     Wacoal Holdings Corp. (the “Company”) hereby announces that its board of directors (the “Board”) resolved at a meeting held on July 30, 2008 to issue and offer stock options in the form of stock acquisition rights as follows:
Note
I.	Reason for Granting Stock Acquisition Rights

The Company will issue stock acquisition rights to the directors of the Company (excluding outside directors) and the directors of Wacoal Corporation, a subsidiary of the Company, so that the directors can share in the potential benefit of an increase in stock value as well as bear the risk of a decline in stock value as a further incentive to improve the Company’s stock price and corporate value.

II.	Terms and Conditions of the Stock Acquisition Rights (Eligible Recipients: directors of the Company, excluding outside directors)
1.	Name of the Stock Acquisition Rights: Wacoal Holdings Corp. First Stock Acquisition Rights

2.	Total Number of Stock Acquisition Rights: 40

The total number of stock acquisition rights above is the expected number to be granted. If the number of stock acquisition rights to be granted turns out to be less than the number shown above because of a shortage of applications or other circumstances, the number of stock acquisition rights issued will be the actual number of stock acquisition rights to be granted.

3.	Class and Number of Shares to be Issued upon the Exercise of the Stock Acquisition Rights

The class of shares to be issued upon the exercise of the stock acquisition rights will be the common stock of the Company, and the number of shares to be issued for each stock acquisition right (the “Conversion Ratio”) will be 1,000.

In the event that the Company conducts a stock split (including the gratis allocation of shares of common stock of the Company; hereinafter the same) or a reverse split of its common stock, the Conversion Ratio will be adjusted in accordance with the following formula:

Adjusted Conversion		Conversion Ratio		Ratio of stock split
Ratio	=	prior to adjustment	X	or reverse stock split

This adjustment will apply from the day following the record date in the case of a stock split and from the day on which the reverse stock split becomes effective in the case of a reverse stock split. However, in the event that the Company conducts a stock split that is conditioned on approval at a

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general meeting of shareholders of the Company of an increase in stockholders’ equity or additional paid-in capital by decreasing the amount of surplus, and provided that the record date for such stock split is set prior to the conclusion of such general meeting of shareholders, from the day following the conclusion of such general meeting of shareholders the adjustment will apply retroactively from the day following the record date.

In addition to the above, the Conversion Ratio shall be reasonably adjusted as may be required in unavoidable circumstances.

Any fractional shares which result from the above adjustment will be rounded down to the nearest whole share.

Furthermore, in case of any adjustment of the Conversion Ratio, the Company shall make any necessary notification or announce to each of the holders of stock acquisition rights who are registered as holders of stock acquisition rights (“Optionholders”) no later than the day immediately preceding the day on which the adjusted Conversion Ratio becomes effective. However, if the Company is unable to provide such notification or announcement by such date, the Company shall provide prompt notification or announcement thereafter.

4.	Amount Capitalized upon Exercise of Stock Acquisition Rights

The amount capitalized upon the exercise of each stock acquisition right shall be calculated by multiplying (i) the exercise price of one (1) yen per share to be paid upon exercise of the stock acquisition rights and (ii) the Conversion Ratio.

5.	Exercise Period for Stock Acquisition Rights

September 2, 2008 to September 1, 2028

6.	Matters concerning Increases in Capital Stock and Additional Paid-in Capital in case of Issuance of Shares due to the Exercise of Stock Acquisition Rights
(1)	In the event that shares are issued due to the exercise of stock acquisition rights, shareholders’ equity shall be increased by half the limit for increases in common stock which are calculated in accordance with Article 40-1 of the Japanese Corporate Calculation Regulations. Any amount less than one (1) yen shall be rounded up to the nearest yen.

(2)	In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall be increased by the amount remaining after deducting the increase in the limit for increase in common stock stipulated in (1) above.
7.	Limitation on Acquisition of Stock Acquisition Rights by Transfer

The acquisition of stock acquisition rights by transfer shall be subject to approval by resolution of the Board.

8.	Provisions for the Acquisition of Stock Acquisition Rights

In the event that a general meeting of shareholders of the Company approves any of the following (or, when shareholder approval is not necessary, in the event that the Board or the representative executive officer approves any of the following), the Company may acquire stock acquisition rights without compensation on a date separately specified by the Board:
(1)	a proposed merger agreement under which the Company is to be dissolved;

(2)	a proposed corporate division agreement or plan under which the Company would be split;

(3)	a proposed share transfer agreement or plan that makes the Company a wholly owned subsidiary;

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(4)	a proposed amendment of the Articles of Incorporation to add a provision that prescribes that the Company, with respect to all of its issued shares, shall be required to obtain the approval of the shareholders of the Company for the acquisition of such shares by transfer;

(5)	a proposed approval for an amendment of the Articles of Incorporation to add a provision that prescribes that the Company shall be required to obtain the approval of the shareholders of the Company for the acquisition of the shares to be issued upon the exercise of stock acquisition rights by transfer or that the Company shall obtain all of the shares of said class by a resolution of the general meeting of shareholders.
9.	Policy to Determine the Cancellation of Stock Acquisition Rights upon Organizational Restructuring and Issuance of Stock Acquisition Rights by the Surviving Company

In the event that the Company conducts a merger (limited to a merger that would result in the dissolution of the Company), absorption-type demerger, incorporation-type demerger, stock swap or share transfer (hereinafter collectively referred to as an “Organizational Restructuring”), stock acquisition rights of the joint stock companies (kabushiki kaisha) listed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Company Law (the “Surviving Company”) shall be granted to each holder of stock acquisition rights remaining immediately prior to the Organizational Restructuring takes effect (the “Residual Stock Acquisition Rights”) (i.e. for an absorption-type demerger, the date on which the demerger takes effect; for an incorporation-type demerger, the date on which the new company is incorporated; for a stock swap, the date on which the stock swap takes effect; and for share transfer, the date on which the wholly-owning parent company is incorporated by share transfer) in accordance with the following terms and conditions. In such case, the Remaining Stock Acquisition Rights shall be cancelled, and the Surviving Company shall issue new stock acquisition rights; provided, however, that this shall be limited to the case where the grant of stock acquisition rights of the Surviving Company pursuant to the following conditions is stipulated in the absorption-type demerger agreement, incorporation-type demerger agreement, merger and spin-off agreement, new spin-off plan, stock swap agreement or share transfer plan:
(1)	Number of Stock Acquisition Rights of the Surviving Company to be Granted:

The number of stock acquisition rights to be granted shall be equal to the number of Residual Stock Acquisition Rights.

(2)	Class of Shares of the Surviving Company to be Issued upon Exercise of the Stock Acquisition Rights:

Common stock of the Surviving Company

(3)	Number of Shares of the Surviving Company to be Issued upon Exercise of the Stock Acquisition Rights:

To be determined pursuant to Section 3 above after taking into consideration the terms and conditions of the Organizational Restructuring.

(4)	Amount Capitalized upon Exercise of Stock Acquisition Rights:

The amount capitalized upon the exercise of each stock acquisition right to be granted shall be the amount paid after restructuring as prescribed below multiplied by the number of shares of the Surviving Company to be issued upon the exercise of the stock acquisition rights as determined in accordance with (3) above. The amount paid after restructuring shall be one (1) yen per share of the Surviving Company which may be granted upon exercise of each stock acquisition right to be granted.

(5)	Exercise Period for Stock Acquisition Rights:

From the later of (i) the starting date of the exercise period for stock acquisition rights as stipulated in Section 5 above and (ii) the effective date of Organizational Restructuring, and

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lasting until the expiration date for the exercise of stock acquisition rights as stipulated in Section 5 above.

(6)	Matters concerning Increases in Capital Stock and Additional Paid-in Capital in case of Issuance of Shares due to the Exercise of Stock Acquisition Rights:

To be determined pursuant to Section 6 above.

(7)	Restrictions on the Acquisition of Stock Acquisition Rights by Transfer:

The acquisition of stock acquisition rights by transfer shall be subject to approval by resolution of the board of directors of the Surviving Company.

(8)	Provisions for Acquisition of Stock Acquisition Rights:

To be determined pursuant to Section 8 above.

(9)	Other Conditions for the Exercise of Stock Acquisition Rights:

To be determined pursuant to Section 11 below.
10.	Fractions of Less Than One (1) Share Arising upon the Exercise of Stock Acquisition Rights

Fractions of less than one (1) share in the number of shares to be granted to Optionholders who exercised their stock acquisition rights shall be rounded down.

11.	Other Conditions relating to the Exercise of Stock Acquisition Rights
(1)	Optionholders may exercise their stock acquisition rights in the event that they lose their status as director (including officers of a company that has adopted the committee system), auditor or executive officer of the Company and Wacoal Corporation (the “Date of Loss of Status”); provided, however, that in such case, such Optionholder may only exercise his or her stock acquisition rights until the earlier of (i) the expiration date as stipulated in Section 5 above and (ii) the five (5) year anniversary of the day after the Date of Loss of Status (the “Exercise Start Date”).

(2)	Notwithstanding the foregoing, during the period set forth in Section 5 above, the Optionholders may exercise their stock acquisition rights in the following cases (for item (ii), excluding the case where the stock acquisition rights of the Surviving Company are granted to the Optionholders pursuant to Section 9 above) only during the respective periods designated below:
(i)	if the Exercise Start Date of the Optionholder has not occurred by September 1, 2027

From September 2, 2027 until September 1, 2028

(ii)	if the general meeting of shareholders of the Company approves a merger agreement pursuant to which the Company is to be dissolved or a stock swap agreement or share transfer plan that makes the Company a wholly owned subsidiary (or, in the event a resolution of the general meeting of shareholders is not required, if a resolution of the Board or determination by the chief executive officer of the Company is passed):

For fifteen (15) days from the day after the date of said approval
(3)	If an Optionholder waives his or her stock acquisition rights, such Optionholder may not exercise the said Stock Acquisition Rights.
12.	Amount to be Paid for Stock Acquisition Rights

The amount to be paid for stock acquisition rights shall be the amount determined from the Black Scholes Option Pricing Model as described below multiplied by the Conversion Ratio:

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          Where:

(1)	Option price per share (C).

(2)	Stock Price (S): The closing price of Wacoal stock on the Tokyo Stock Exchange on September 1, 2008 (or, if there is no final trading price on such date, the reference price with respect to the next trading day).

(3)	Exercise Price (X): 1 yen.

(4)	Expected time to expiration (T): 4 years 10 months.

(5)	Volatility (s ): The volatility of our stock based on the daily closing price for the 4 year 10 month period from November 1, 2003 to August 31, 2008.

(6)	Risk-free interest rate (r): the rate of interest on government bonds for the number of years that corresponds to the remaining life of the option.

(7)	Dividend rate (q): The per share dividend (based on dividends actually paid over the most recent 12 month period (i.e. the dividend payment as of March 2008)) divided by the stock price as set forth in (2) above.

(8)	Standard normal cumulative distribution function (N).
*The amount calculated pursuant to the above formula is the fair value of the stock acquisition rights and is not evidence of a discounted issuance.
*The Company shall be deemed to owe remuneration to the eligible recipient in cash in the amount equivalent to the fair value of the stock acquisition right granted, and the right to receive such remuneration shall be offset against the obligation to pay the fair value as determined by the above formula of the stock acquisition rights granted.
13.	Allotment Date of Stock Acquisition Rights

September 1, 2008

14.	Payment Date for Stock Acquisition Rights

September 1, 2008.

15.	Number of Stock Acquisition Rights to be Allotted and Number of Eligible Recipients

Forty (40) stock acquisition rights will be allotted to five (5) directors of the Company.
III.	Terms and Conditions of Stock Acquisition Rights (Eligible Recipients: directors of Wacoal Corporation, a subsidiary of the Company)
1.	Name of the Stock Acquisition Rights: Wacoal Holdings Corp. Second Stock Acquisition Rights

2.	Total Number of Stock Acquisition Rights: 17

5

The total number of stock acquisition rights above is the expected number to be granted. If the number of stock acquisition rights to be granted turns out to be less than the number shown above because of a shortage of applications or other circumstances, the number of stock acquisition rights issued will be the actual number of stock acquisition rights to be granted.

3.	Class and Number of Shares to be Issued upon the Exercise of the Stock Acquisition Rights

The class of shares to be issued upon the exercise of the stock acquisition rights will be the common stock of the Company, and the number of shares to be issued for each stock acquisition right (the “Conversion Ratio”) will be 1,000.

In the event that the Company conducts a stock split (including the gratis allocation of shares of common stock of the Company; hereinafter the same) or a reverse split of its common stock, the Conversion Ratio will be adjusted in accordance with the following formula:

Adjusted Conversion Ratio	=	Conversion Ratio prior to adjustment	X	Ratio of stock split or reverse stock split
This adjustment will apply from the day following the record date in the case of a stock split and from the day on which the reverse stock split becomes effective in the case of a reverse stock split. However, in the event that the Company conducts a stock split that is conditioned on approval at a general meeting of shareholders of the Company of an increase in stockholders’ equity or additional paid-in capital by decreasing the amount of surplus, and provided that the record date for such stock split is set prior to the conclusion of such general meeting of shareholders, from the day following the conclusion of such general meeting of shareholders the adjustment will apply retroactively from the day following the record date.

In addition to the above, the Conversion Ratio shall be reasonably adjusted as may be required in unavoidable circumstances.

Any fractional shares which result from the above adjustment will be rounded down to the nearest whole share.

Furthermore, in case of any adjustment of the Conversion Ratio, the Company shall make any necessary notification or announce to each of the holders of stock acquisition rights who are registered as holders of stock acquisition rights (“Optionholders”) no later than the day immediately preceding the day on which the adjusted Conversion Ratio becomes effective. However, if the Company is unable to provide such notification or announcement by such date, the Company shall provide prompt notification or announcement thereafter.

4.	Amount Capitalized upon Exercise of Stock Acquisition Rights

The amount capitalized upon the exercise of each stock acquisition right shall be calculated by multiplying (i) the exercise price of one (1) yen per share to be paid upon exercise of the stock acquisition rights and (ii) the Conversion Ratio.

5.	Exercise Period for Stock Acquisition Rights

September 2, 2008 to September 1, 2028

6.	Matters concerning Increases in Capital Stock and Additional Paid-in Capital in case of Issuance of Shares due to the Exercise of Stock Acquisition Rights
(1)	In the event that shares are issued due to the exercise of stock acquisition rights, shareholders’ equity shall be increased by half the limit for increases in common stock which are calculated in accordance with Article 40-1 of the Japanese Corporate Calculation Regulations. Any amount less than one (1) yen shall be rounded up to the nearest yen.

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(2)	In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall be increased by the amount remaining after deducting the increase in the limit for increase in common stock stipulated in (1) above.
7.	Limitation on Acquisition of Stock Acquisition Rights by Transfer

The acquisition of stock acquisition rights by transfer shall be subject to approval by resolution of the Board.
8.	Provisions for the Acquisition of Stock Acquisition Rights

In the event that a general meeting of shareholders of the Company approves any of the following (or the Board approves a resolution where the approval of the shareholders is not required), the Company may acquire stock acquisition rights without compensation on a date separately specified by the Board:
(1)	a proposed merger agreement under which the Company is to be dissolved;

(2)	a proposed corporate division agreement or plan under which the Company would be split;

(3)	a proposed share transfer agreement or plan that makes the Company a wholly owned subsidiary;

(4)	a proposed amendment of the Articles of Incorporation to add a provision that prescribes that the Company, with respect to all of its issued shares, shall be required to obtain the approval of the shareholders of the Company for the acquisition of such shares by transfer;

(5)	a proposed approval for an amendment of the Articles of Incorporation to add a provision that prescribes that the Company shall be required to obtain the approval of the shareholders of the Company for the acquisition of the shares to be issued upon the exercise of stock acquisition rights by transfer or that the Company shall obtain all of the shares of said class by a resolution of the general meeting of shareholders.
9.	Policy to Determine the Cancellation of Stock Acquisition Rights upon Organizational Restructuring and Issuance of Stock Acquisition Rights by the Surviving Company

In the event that the Company conducts a merger (limited to a merger that would result in the dissolution of the Company), absorption-type demerger, incorporation-type demerger, stock swap or share transfer (hereinafter collectively referred to as an “Organizational Restructuring”), stock acquisition rights of the joint stock companies (kabushiki kaisha) listed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Company Law (the “Surviving Company”) shall be granted to each holder of stock acquisition rights remaining immediately prior to the Organizational Restructuring takes effect (the “Residual Stock Acquisition Rights”) (i.e. for an absorption-type demerger, the date on which the demerger takes effect; for an incorporation-type demerger, the date on which the new company is incorporated; for a stock swap, the date on which the stock swap takes effect; and for share transfer, the date on which the wholly-owning parent company is incorporated by share transfer) in accordance with the following terms and conditions. In such case, the Remaining Stock Acquisition Rights shall be cancelled, and the Surviving Company shall issue new stock acquisition rights; provided, however, that this shall be limited to the case where the grant of stock acquisition rights of the Surviving Company pursuant to the following conditions is stipulated in the absorption-type demerger agreement, incorporation-type demerger agreement, merger and spin-off agreement, new spin-off plan, stock swap agreement or share transfer plan:
(1)	Number of Stock Acquisition Rights of the Surviving Company to be Granted:

The number of stock acquisition rights to be granted shall be equal to the number of Residual Stock Acquisition Rights.

(2)	Class of Shares of the Surviving Company to be Issued upon Exercise of the Stock Acquisition Rights:

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Common stock of the Surviving Company

(3)	Number of Shares of the Surviving Company to be Issued upon Exercise of the Stock Acquisition Rights:

To be determined pursuant to Section 3 above after taking into consideration the terms and conditions of the Organizational Restructuring.

(4)	Amount Capitalized upon Exercise of Stock Acquisition Rights:

The amount capitalized upon the exercise of each stock acquisition right to be granted shall be the amount paid after restructuring as prescribed below multiplied by the number of shares of the Surviving Company to be issued upon the exercise of the stock acquisition rights as determined in accordance with (3) above. The amount paid after restructuring shall be one (1) yen per share of the Surviving Company which may be granted upon exercise of each stock acquisition right to be granted.

(5)	Exercise Period for Stock Acquisition Rights:

From the later of (i) the starting date of the exercise period for stock acquisition rights as stipulated in Section 5 above and (ii) the effective date of Organizational Restructuring, and lasting until the expiration date for the exercise of stock acquisition rights as stipulated in Section 5 above.

(6)	Matters concerning Increases in Capital Stock and Additional Paid-in Capital in case of Issuance of Shares due to the Exercise of Stock Acquisition Rights:

To be determined pursuant to Section 6 above.

(7)	Restrictions on the Acquisition of Stock Acquisition Rights by Transfer:

The acquisition of stock acquisition rights by transfer shall be subject to approval by resolution of the board of directors of the Surviving Company.

(8)	Provisions for Acquisition of Stock Acquisition Rights:

To be determined pursuant to Section 8 above.

(9)	Other Conditions for the Exercise of Stock Acquisition Rights:
To be determined pursuant to Section 11 below.
10.	Fractions of Less Than One (1) Share Arising upon the Exercise of Stock Acquisition Rights

Fractions of less than one (1) share in the number of shares to be granted to Optionholders who exercised their stock acquisition rights shall be rounded down.

11.	Other Conditions relating to the Exercise of Stock Acquisition Rights
(1)	Optionholders may exercise their stock acquisition rights in the event that they lose their status as director (including officers of a company that has adopted the committee system), auditor or executive officer of the Company and Wacoal Corporation (the “Date of Loss of Status”); provided, however, that in such case, such Optionholder may only exercise his or her stock acquisition rights until the earlier of (i) the expiration date as stipulated in Section 5 above and (ii) the five (5) year anniversary of the day after the Date of Loss of Status (the “Exercise Start Date”).

(2)	Notwithstanding the foregoing, during the period set forth in Section 5 above, the Optionholders may exercise their stock acquisition rights in the following cases (for item (ii), excluding the case

8

where the stock acquisition rights of the Surviving Company are granted to the Optionholders pursuant to Section 9 above) only during the respective periods designated below:
(i)	if the Exercise Start Date of the Optionholder has not occurred by September 1, 2027
     From September 2, 2027 until September 1, 2028
(ii)	if the general meeting of shareholders of the Company approves a merger agreement pursuant to which the Company is to be dissolved or a stock swap agreement or share transfer plan that makes the Company a wholly owned subsidiary (or, in the event a resolution of the general meeting of shareholders is not required, if a resolution of the Board or determination by the chief executive officer of the Company is passed):
     For fifteen (15) days from the day after the date of said approval
(3)	If an Optionholder waives his or her stock acquisition rights, such Optionholder may not exercise the said Stock Acquisition Rights.

12.	Amount to be Paid for Stock Acquisition Rights

No payment of money shall be required in exchange for stock acquisition rights.

*The stock acquisition rights will be allotted as compensation for the performance of duty and for this reason, the terms of issuance will not be advantageous for the eligible recipients.

13.	Allotment Date of Stock Acquisition Rights

September 1, 2008

14.	Number of Stock Acquisition Rights to be Allotted and Number of Eligible Recipients

Seventeen (17) stock acquisition rights will be allotted to five (5) directors of Wacoal Corporation, a subsidiary of the Company.
- End -

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